

Sun Life Financial announces election of directors

TORONTO, ON (May 6, 2015) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced that the 11 nominees listed in the management information circular dated March 16, 2015 were elected as directors of Sun Life Financial. The detailed results of the vote held at its annual meeting of common shareholders today in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	257,701,013	99.2	2,181,724	0.8
John H. Clappison	258,982,417	99.7	900,320	0.3
Dean A. Connor	258,926,012	99.6	956,725	0.4
Martin J. G. Glynn	258,942,286	99.6	940,451	0.4
M. Marianne Harris	259,176,117	99.7	706,620	0.3
Krystyna T. Hoeg	258,399,374	99.4	1,483,363	0.6
Sara G. Lewis	257,130,170	98.9	2,752,567	1.1
Réal Raymond	258,514,051	99.5	1,368,686	0.5
Hugh D. Segal, CM	258,907,834	99.6	974,903	0.4
Barbara G. Stymiest	259,072,991	99.7	809,746	0.3
James H. Sutcliffe	256,305,736	98.6	3,577,001	1.4

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2015 the Sun Life Financial group of companies had total assets under management of $813 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Greg Dilworth
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com